USELL.COM, INC.

245 North Ocean Blvd., Suite 306

Deerfield Beach, FL 33441

January 16, 2013

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	usell.com, Inc. (formerly known as Upstream Worldwide, Inc.)

Response letter to SEC’s October 18, 2012 letter

Form 10-K for the fiscal year ended December 31, 2011

Filed March 30, 2012

Form 10-Q for the quarter ended June 30, 2012

Filed August 13, 2012

File No. 0-50494

Dear Mr. Spirgel:

In connection with an oral comment received by our legal counsel from the Staff after its review of our response letter dated January 4, 2013, usell.com, Inc. (the “Company”) is providing you with a response to the following comment:

Comment

Explain the facts surrounding the Company’s decision to give price protection to its investors in the Series A offering.

Response

In 2011, our Board authorized the sale of up to 10,000,000 shares of Convertible Series A Preferred Stock (“2011 Series A PS”). From December 2011 through April 2012, we sold 5,406,000 shares of 2011 Series A PS for gross proceeds of $5,406,000 and converted the 2011 Convertible Notes into 1,600,000 shares of 2011 Series A PS. The Series A offering had a number of closings, one of which was in December 2011 and the remaining in the first quarter of 2012.

In January 2012, the Company had a number of discussions with a representative of a broker-dealer which had an institutional investor client which was interested in making a large investment in the Series A offering if the Company offered price protection. This institutional investor invests in many smaller reporting companies and we have been advised that it requires price protection on all of its investments. Due to the Company’s dire financial position, management determined that acquiescing to this investor’s demands for price protection was a fair price to pay in order to raise the additional capital in order to continue implementing the Company’s new business model. The Company believed that in the principle of fairness and in order to ensure continued interest by the December 2011 Series A investors in the Company, it should offer the price protection rights to the December 2011 Series A investors. After notifying the December 2011 and January 2012 Series A investors and informing potential investors of the price protection rights, the institutional investor decided not to invest in the offering.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Daniel Brauser

Daniel Brauser, President